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                           July 26, 2021

       Pei Xu
       Chief Financial Officer
       Zhongchao Inc.
       Nanxi Creative Center, Suite 218
       841 Yan   an Middle Road
       Jing   An District, Shanghai, China 200040

                                                        Re: Zhongchao Inc.
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2020
                                                            Filed April 30,
2021
                                                            File No. 001-39229

       Dear Ms. Xu:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 20-F for the Fiscal Year Ended December 31, 2020

       Item 15. Controls and Procedures
       Internal Control Over Financial Reporting, page 124

   1.                                                   We note you have not
included management   s report assessing internal control over
                                                        financial reporting and
that you are relying on the transition period established by the rules of the SEC. We
note you filed your first Form 20-F for the fiscal year ended
                                                        December 31, 2019 on
May 8, 2020, and this Form 20-F, for the fiscal year ended
                                                        December 30, 2020, is
your second annual report. Please explain why you have not
                                                        provided management   s
report on internal controls. Reference is made to Item 15 of Form
                                                        20-F, specifically the
instructions to Item 15.1.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Pei Xu
Zhongchao Inc.
July 26, 2021
Page 2

       You may contact Scott Stringer at 202-551-3272 or Adam Phippen at 202-551-3336 with any questions.



FirstName LastNamePei Xu                                Sincerely,
Comapany NameZhongchao Inc.
                                                        Division of Corporation
Finance
July 26, 2021 Page 2                                    Office of Trade &
Services
FirstName LastName